UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A.

(Name of Subject Company (Issuer))

CABLEVISIÓN HOLDING S.A.

(Names of Filing Persons (Offerors))

CLASS B SHARES, par value 1 Peso per share

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo

c/o Cablevisión Holding S.A.

Tacuarí 1842, 4th Floor

1139 Buenos Aires

Republic of Argentina

+54 (11) 4309-3417

With a copy to:

Juan G. Giráldez, Esq.

Emilio Minvielle, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Tender Offer Statement on Schedule TO supplements the Tender Offer Statements on Schedule TO filed with the United States Securities and Exchange Commission from time to time (the “Schedule TO”) by Cablevisión Holding S.A., a sociedad anónima organized under the laws of Argentina, (“CVH”). The Schedule TO relates to a possible tender offer by CVH for all or a portion of the Class B shares, P$1.00 par value per share, of Telecom Argentina, S.A. (“Telecom”), an Argentine corporation (the “Shares”). The Schedule TO is hereby supplemented as follows:

On February 17, 2022, the Argentine Supreme Court of Justice dismissed the direct appeal filed by the Comisión Nacional de Valores (“CNV”) in the case “Burgueño, Daniel Fernando a/ EN-CNV a/ Legal Proceeding (Proceso de Conocimiento)” (Docket 33,763/2019), against the resolution rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters rejecting the extraordinary appeal petition filed by the CNV.

The resolution of the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in the case “Burgueño, Daniel Fernando a/ EN-CNV a/ Legal Proceeding (Proceso de Conocimiento)” (the “Resolution”) had confirmed the ruling issued by the Court of First Instance in favor of the complaint brought by a shareholder of CVH, Mr. Daniel Fernando Burgueño. The Resolution confirmed that CVH’s obligation to conduct a tender offer to acquire the Shares as a result of the change of control in Telecom terminated upon the issuance by the CNV of Resolution No. 779/2018 regulating Law No. 26,831, specifically Article 32, paragraph k) thereof; ordered the CNV to deem the proceedings initiated by CVH with the CNV in connection with the tender offer concluded; and informed CVH that it must cease the proceedings it had initiated in connection with the tender offer. CVH will adopt all measures aimed at complying with the abovementioned judgment (including taking all corporate action as may be necessary in furtherance of the termination of the tender offer) in due course.

This communication is provided for informational purposes only and does not constitute an offer to purchase or solicitation of an offer to sell any securities.